NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS THIRD QUARTER AND NINE MONTH RESULTS

 Conference call at 4:30 p.m.  E.S.T.

JACKSONVILLE, Fla.,   November 14, 2011 – ParkerVision, Inc. (Nasdaq: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today reported reduced losses for the third quarter and nine months ended September 30, 2011, as compared to the same periods in 2010.

For the third quarter ended September 30, 2011, the Company reported a net loss of $3.8 million, or $0.06 per share, compared to a net loss of $4.0 million, or $0.10 per share, for the same period in 2010. For the nine month period ended September 30, 2011, the Company reported a net loss of $10.7 million, or $0.19 per share, compared to a net loss of $11.7 million, or $0.28 per share, for the same period in 2010. The decrease in net loss is a direct result of reductions in operating expenses, particularly share-based compensation expense for the periods.

As of September 30, 2011,  the Company had $8.8 million in cash, cash equivalents and available for sale securities following the September 14, 2011 sale of approximately $6.5 million in equity securities to two institutional investors.  ParkerVision used approximately $7.9 million in cash for operations and invested $0.6 million in patents and other long-term assets in the nine month period ended September 30, 2011.

Chairman and Chief Executive Officer, Jeffrey Parker, commented, “We recently engaged McKool Smith as lead counsel in our patent litigation against Qualcomm Incorporated.  We are particularly impressed by McKool Smith’s extensive experience in significant patent infringement cases, and their depth of understanding of our patent claims and the merits of our case.  We believe McKool Smith’s experience will help ParkerVision achieve the best possible outcome.”   Mr. Parker added, “Our sales and product development teams continue to make progress with VIA-Telecom and one of their larger OEM customers on the completion and testing of a handset design for use in mobile phones that will incorporate our RF transmit chipsets and the benefits they enable.”

Conference Call

ParkerVision will host a live conference call on Monday, November 14, 2011 at 4:30 p.m. Eastern time to review its financial results.  To participate, dial 1-877-561-2750, approximately five minutes before the conference is scheduled to begin.  International callers should dial +763-416-8565. The conference may also be accessed by means of a live audio webcast on the Company’s website at www.parkervision.com.   The conference webcast will be archived and available for replay for 90 days from the date of broadcast.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2010 and the Forms 10Q for the quarters ended March 31, June 30, and September 30, 2011. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

ParkerVision, Inc.
Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Service revenue	$-	$-	$-	$64
Cost of goods sold	-	-	-	47
Gross margin	-	-	-	17

Research and development	2,239	2,416	6,363	6,883
Marketing and selling	338	425	1,018	1,328
General and administrative	1,196	1,157	3,350	3,570
Total operating expense	3,773	3,998	10,731	11,781

Interest and other income	19	22	70	47

Net loss	$(3,754)	$(3,976)	$(10,661)	$(11,717)

Basic and diluted loss per common share	$(0.06)	$(0.10)	$(0.19)	$(0.28)

Weighted average shares outstanding	60,681	41,275	57,572	41,223

Balance Sheet Highlights (in thousands)	September 30, 2011 (unaudited)	December 31, 2010
Cash and available for sale securities	$8,837	$6,530
Prepaid and other current assets	362	554
Property and equipment, net	373	537
Intangible assets, net	9,134	9,408
Other assets	578	567
Total assets	$19,284	$17,596

Current liabilities	$1,372	$949
Long term liabilities	65	55
Shareholders’ equity	17,847	16,592
Total liabilities and shareholders’ equity	$19,284	$17,596

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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